82-5769

03 AUG 11 AM 7:21

UFJ Holdings, Inc



03029230

3-31-03

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	August 7, 2003
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	32 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

SUPPL

dlw 8/12

* If you do not receive all pages please contact us immediately.



UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

August 7, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

Progress Report on Plan to Revitalize Management

(Summary)

UFJ Holdings, Inc.

(UFJ Bank Limited)

(UFJ Trust Bank Limited)

August 2003

Contents

1. Summary of Financial Results for the fiscal year ended March 31, 2003.

The UFJ Group has further reinforced its profitability in accordance with the "Accelerated Business Reform Plan", announced in December 2002 to become an "innovative financial group, which provides comprehensive financial services mainly to the retail and mid-sized corporate customer base".
In addition, to improve financial positions, the UFJ Group focused on resolution to the problem loan issue and issue of large troubled borrowers and reduction of cross shareholdings in order to reduce stock market risks. In March 2003, UFJ Bank Limited (UFJ Bank) established a new subsidiary, UFJ Strategic Partner Co., Ltd. (UFJSP), and divested a part of the problem loans from the bank to encourage revitalization of borrowers and problem loan disposal. UFJ Bank also established another new subsidiary, UFJ Equity Investments Co., Ltd. (UFJEI), and sold a part of equity portfolio of the bank to the subsidiary to effectively hedge market risk of its cross shareholdings.

< Banking Subsidiaries Combined>

The summary of the aggregate financial results of UFJ Bank, UFJ Trust Bank Limited (UFJ Trust) and newly established two subsidiaries, UFJSP and UFJEI for the fiscal year ended March 31, 2003 is as follows.
Gross operating profit was Yen 1,371.5 billion, an increase of Yen 8.5 billion from the previous fiscal year and exceeded the Plan to Revitalize Management (the "Plan") by Yen 132.3 billion.
Regarding general and administrative expenses, personnel expenses declined by Yen 32.1 billion mainly through the reduction of payrolls and non-personnel expenses also declined by Yen 20.6 billion. The result was a Yen 60.2 billion decrease from the previous fiscal year and a Yen 36.7 billion below the Plan in total expenses.
As a result, the business profit before net transfer to the general reserve was Yen 778.9 billion, an increase of Yen 68.8 billion compared with the previous fiscal year and Yen 168.9 billion above the Plan. The business profit after net transfer to the general reserve was Yen 526.9 billion, as a result of the net transfer of Yen 252.0 billion to general reserve mainly because of the adoption of DCF methods regarding general reserve.

The gains and losses on stocks and other equity securities decreased by Yen 395.2 billion from the previous fiscal year, mainly because of the Yen 669.0 billion increase in losses on sales, despite the Yen 273.8 billion decrease in revaluation losses.
Credit costs including Yen 18.7 billion of the trust account were Yen 583.3 billion, mainly because of the specific provisions and the final disposal of problem loans resulting from the aggressive efforts to end problem loan issues through supporting revitalization plans of big troubled borrowers.
As a result, ordinary loss of Yen 699.7 billion was recorded.

Extraordinary gains and losses, mainly due to the Yen 78.4 billion of collection of written-off claims, increased by Yen 88.1 billion from the previous fiscal year.
As a result, net loss of Yen 625.6 billion was posted, an increase of Yen 520.7 billion from the previous fiscal year but below the Plan by Yen 745.6 billion.

Summary of Income Statement (Combined)

Billions of Yen

	FY ended Mar.2003	FY ended Mar.2002	Change
Gross Operating Profit	1,371.5	1,362.9	8.5
Net Interest Income	*791.4*	*935.2*	*(143.8)*
Trust Fees (before write-off)	*77.4*	*113.4*	*(36.0)*
Fees and Commissions	*167.2*	*165.0*	*2.2*
Trading Revenue	*97.9*	*49.7*	*48.2*
Other Operating Net Income	*237.4*	*99.4*	*138.0*
Less: General and Administrative Expenses	592.5	652.8	(60.2)
Personnel Expenses	*223.1*	*255.2*	*(32.1)*
Non-personnel Expenses	*339.9*	*360.6*	*(20.6)*
Tax Expenses	*29.4*	*36.9*	*(7.4)*
Business Profit Before Net Transfer to General Reserve	778.9	710.0	68.8
Less: Net Transfer to General Reserve	252.0	107.0	144.9
Business Profit (Gyomu Jun-eki)*	526.9	603.0	(76.0)
Other Income and Expenses - Net	(1,226.6)	(2,142.1)	915.4
Gains & Losses on Stocks and Other Equity Securities	*(617.7)*	*(222.4)*	*(395.2)*
Credit Costs	*(564.6)*	*(1,782.6)*	*1,218.0*
Credit Costs (Trust Account)	*(18.7)*	*(44.2)*	*25.4*
Trust Account Loss Indemnified	*(5.5)*	*(7.6)*	*2.1*
Special Business Tax Imposed on Banks	*(11.9)*	*(19.6)*	*7.6*
Ordinary Profit (Keijo Rieki)	(699.7)	(1,539.0)	839.3
Extraordinary Gains and Losses	61.4	(26.7)	88.1
Gains & Losses on Sales of Premises and Equipment	*(24.2)*	*(39.3)*	*15.1*
Collection of Written-off Claims	*78.4*	*32.3*	*46.1*
Amortization of Net Retirement Benefits Obligation at Transition	*(29.9)*	*(34.9)*	*5.0*
Gains on Establishment of Retirement Benefit Trusts	*17.4*	*50.5*	*(33.0)*
Income Before Income Taxes	(638.3)	(1,565.8)	927.5
Less: Income Taxes (Current & Deferred)	12.6	419.4	406.7
Net Income (Loss)	(625.6)	(1,146.4)	520.7

Notes:

Aggregate of UFJ Bank and UFJ Trust for FY ended 03/2002 and aggregate of UFJ Bank, UFJ Trust, UFJSP and UFJEI for FY ended 03/2003

*Business Profit before Write-offs (Credit Costs) in Trust Account – Credit Costs in Trust Account

<Consolidated>

UFJ Holdings posted a consolidated gross operating profit of Yen 1,613.4 billion. Ordinary loss was Yen 669.3 billion, mainly due to the losses from sales of cross shareholding, revaluation losses on stocks, and adoption of DCF method regarding reserve based on the Program for Financial Revival. As a result, net loss was Yen 608.9 billion.

Summary of Income Statement (Consolidated)

Billions of Yen

	FY ended Mar.2003	FY ended Mar.2002	Change
Gross Operating Profit	1,613.4	1,647.5	(34.0)
Net Interest Income	*868.4*	*1,044.5*	*(176.1)*
Trust Fees (before write-off)	*77.2*	*113.2*	*(35.9)*
Fees and Commissions	*292.5*	*249.8*	*42.6*
Trading Revenue	*140.1*	*104.8*	*35.3*
Other Operating Net Income	*235.1*	*135.1*	*99.9*
Less: General and Administrative Expenses	775.1	855.2	(80.1)
Less: Net Transfer to General Reserve	242.4	120.8	121.5
Other Income and Expenses - Net	(1,265.3)	(2,275.1)	1,009.8
Gains & Losses on Stocks and Other Equity Securities	*(610.7)*	*(194.9)*	*(415.8)*
Credit Costs	*(633.0)*	*(1,910.2)*	*1,277.1*
Credit Costs (Trust Account)	*(18.7)*	*(44.2)*	*25.4*
Trust Account Loss Indemnified	*(5.5)*	*(7.6)*	*2.1*
Gains & Losses in Investment under Equity Method	*0.3*	*(15.4)*	*15.8*
Ordinary Profit (Keijo Rieki)	(669.3)	(1,603.7)	934.3
Extraordinary Gains and Losses	50.4	(34.6)	85.1
Income (Loss) Before Income Taxes & Minority Interests	(618.9)	(1,638.4)	1,019.4
Provision for Income Taxes	7.6	21.2	(13.5)
Deferred Income Taxes	(37.9)	(455.7)	417.8
Minority Interests in Net Income (Loss)	20.2	23.5	(3.3)
Net Income (Loss)	(608.9)	(1,227.4)	618.5

BIS capital ratio at the end of March 2003 was 9.96%, down by 1.08% from the previous fiscal year due to the net loss. UFJ Holdings raised capital through non-dilutive financings, such as the issuance of preferred securities (Yen 111 billion in September 2002) and capital raising through preferred shares of the new subsidiary designed to accelerate the disposal of problem loans (Yen 120 billion in March 2003, recognized as Tier I capital on UFJ Holdings consolidated basis).
Regarding the retained earnings of UFJ Holdings, UFJ Bank and UFJ Trust, the Group will accumulate enough level of retained earnings to repay public fund (Yen 1.4 trillion of preferred stock) by March 2007 through implementation of the earnings plan.

<Retained Earnings>

Retained Earnings combined UFJ Holdings, UFJ Bank and UFJ Trust were -Yen 502.2 billion as of March 31, 2003. (Including two subsidiaries: -Yen 503.3 billion)

Summary of Retained Earnings (Billion of Yen)

	FY 3/2002 (Actual)	FY 3/2003(Forecast)	FY 3/2003(Actual)
Retained Earnings	24.7	235.5	(502.2)

2. State of implementation of Plan to Revitalize Management

(1) Progress in rationalization

The UFJ Group adopted the "additional restructuring plan," based on the restructuring plan stated in the "Plan to Revitalize Management" announced at the integration of businesses, aiming to enhance cost competitiveness and realize integration effects as quickly as possible.
Since then, in accordance with the "additional restructuring plan," the Group has implemented various measures to achieve and even increase the projected integration effects.

1. Headcount
As of March 31, 2003, the number of directors and statutory auditors was 24, downed by 5 (8 less than projected) from March 31, 2002. The number of employees became 22,327, downed by 1,878 (1,023 less than projected) from March 31, 2002.

2. Branches and overseas subsidiaries
The UFJ Group has aggressively enhanced its operational efficiency through consolidation of overlapping branches.
The number of domestic branches as of March 31, 2003 was 406, down by 111 from March 31, 2002. The number of overseas branches as of March 31, 2003 was 17, down by 2 from March 31, 2002. The number of overseas subsidiaries as of March 31, 2003 was 14, down by 3. In all of the above categories, the Group achieved the target in its restructuring plan.

3. Personnel expenses
The Group has reduced its personnel expenses through decreasing headcount in accordance with the "additional restructuring plan," reducing bonuses, and still freezing annual increase of salaries. As a result, the personnel expenses for the fiscal year ended March 31, 2003 were Yen 223.1 billion, decreased by Yen 17.8 billion more than projected. In addition, the Group also achieved the target in its plan in the amount of average monthly salaries.

4. Remuneration and bonuses for directors and statutory auditors
For the fiscal year ended March 31, 2003, the total and average amount of remuneration and bonuses for directors and statutory auditors was Yen 416 million and Yen 21 million respectively. Average retirement allowance for directors and statutory auditors was Yen 35 million. In all of the above categories, the Group achieved its plan.

5. Non-personnel expenses
The non-personnel expenses for the fiscal year ended March 31, 2003 were Yen 339.9 billion, decreased by Yen 17.4 billion more than projected. It is because the Group implemented various measures to realize the integration effects and enhance its efficiency, including lowering procurement costs.

(2) Results of Problem Loan Disposal

The UFJ Group places resolving problem loans issues at the top of priorities for management. Credit related expenses of Yen 2 trillion were incurred for the fiscal year ended March 31, 2002 aiming to significantly improve the situation of problem loans, especially issue of large troubled borrowers.

Credit costs including the trust accounts and trust account loss indemnified for the fiscal year ended March 31, 2003 were Yen 588.9 billion, combined UFJ Bank and UFJ Trust. Net transfer to general reserve was Yen 252.0 billion mainly because of the adoption of DCF methods.

In addition, the credit related expenses were Yen 752.1 billion, net of Yen 840.9 billion of credit costs (above total), Yen 10.3 billion of extraordinary gain from reversal from reserve for possible losses on support of specific borrowers of UFJ Trust and Yen 78.4 billion of extraordinary gain from collection of written-off claims.
Losses on supporting specific borrowers for the fiscal year ended March 31, 2003 were Yen 137.5 billion. When the UFJ Group extend financial supports to its customers via debt forgiveness or other measures, economic rationality of such decision is thoroughly scrutinized. Specifically, following points are carefully reviewed before financial supports are extended.

a) Certainty of collection of remaining portion of loans
b) Rationality and enforceability of revitalization plan
c) Clarification of the responsibility of the management team of the Company

<Credit related expenses for the fiscal year ended March 31, 2003 >(UFJ Bank including UFJSP and UFJ Trust combined)

Billions of Yen

	Credit Related Expenses
Loan written-off	(250.3)
Net transfer to specific reserve	(138.1)
Losses on sales of loans to CCPC	(6.4)
Net transfer to reserve for contingent liabilities related to loans sold	(2.3)
Net loss on loans securitized / sold	(30.7)
Losses on supporting specific borrowers	(137.5)
Net transfer to specific reserves for loans to refinancing countries	1.0
Sub-total	(564.6)
Credit costs (Trust account)	(18.7)
Trust account loss indemnified	(5.5)
Sub-total	(588.9)
Net transfer to general reserve	(252.0)
Total	(840.9)

The UFJ Group will execute final disposal of problem loans that are classified as 'Doubtful' or lower, as required in the Emergency Economic Package and the Advanced Reform Program.

(3) Loans to small and medium sized corporations

The UFJ Group has positioned the small and medium sized corporation sector as core customer segment and focused on lending to these corporations. But UFJ Holdings, regrettably, received business improvement administrative order from the Financial Services Agency in October 2002, because the Group failed to meet the balance target in loans to small and medium sized corporations in fiscal year ended March 31, 2002. In response to the order, the Group formulated and has implemented improvement plans and countermeasures steadily.

The Group revised control and management framework, implemented the measures to reinforce lending to small and medium sized corporations, and promoted sales of various funds and lending products utilizing methods of securitizatin, such as CLO, for fulfillment of the plan.

As a result of above, for the fiscal year ended March 2003, the Group exceeded the target of Yen 400 billion increase in lending balance to the small and medium sized corporations from the previous fiscal year by Yen 10.4 billion.

The outline of Improvement Plan

- Establishment of new committee for checking the progress in lending to small and medium sized corporations group-wide and enforcing the necessary action
- Revision of the internal control framework for credit extension in order to increase loans such as raising the limit of lending on branch managers' own authority
- Reinforcement of management framework such as establishing the target for loans to small and medium sized corporations for each branch offices
- Enhancing lending product lineups such as fixed-rate fund for new corporate clients, collateralized loan obligation.

(4) Dividend Policy

1. Dividend policy for the fiscal year 2002

It is indispensable for the UFJ Group to enhance financial soundness and to curtail cash outflows, under the circumstances that business environment for banks are to be still harsh in the foreseeable future.

Because of the aggressive action for resolution to the problem loan issue and reduction of cross shareholdings, revaluation losses due to the sluggish stock market, and the adoption of DCF methods based on the Program for Financial Revival, the Group posted net loss for the fiscal year 2002.

Due to the above, the decision was made to suspend the common stock dividend for the year.

2. Policy hereafter

The basic dividend policy at UFJ Holdings is as follows:

"From the standpoint of the public nature of a financial institution and maintenance of financial soundness, The basic dividend policy at UFJ Holdings is to implement a stable dividend payment, while securing enough internal reserves with due consideration for the enhancement of shareholders' value into the future."

We will give careful consideration on the specific dividend level hereafter in view of the earnings trend and financial soundness, based on the policy above.

(5) Substantial Shortfall from the Earnings Target

1. Improvement of Financial Positions

The UFJ Group has recognized "improvement of financial positions" as the most important and urgent business matter and promoted the measures to deal with the matter aggressively.
In the "Accelerated Business Reform Plan" announced in December 2002, the Group placed two issues, "resolution to the problem loan issue and issue of large troubled borrowers" and "reduction of cross shareholdings" on top of its priority list and has been taking drastic measures to solve them such as establishing new subsidiaries designed to tackle these issues.
The Group will continue to make efforts to achieve the targets for improvement of financial positions in the plan, to be more precise, "lowering problem loan ratio below 4% by March 2005", and "reduction of the regulated cross shareholdings within Tier I capital prior to September 2003".
The Group considers that our strategies such as "disposal of problem loans" and "reduction of cross shareholdings" for "improvement of financial positions" are in line with the policy in the Program for Financial Revival, "Developing a financial system which the people can rely on without anxiety" and "Developing favorable environments for corporate revival".

2. Financial Results of Fiscal Year Ended March 31, 2003

The UFJ Group steadily implemented the measures for material improvement of profits and improvement of financial positions.
As a result, due to the increase of gross operating profit and effects of rationalization (further reduction of expenses), business profit exceeded the target in the plan substantially.
On the other hand, the Group posted large amount of losses because of the aggressive action for the improvement of the financial positions and adoption of DCF methods regarding reserve.
Especially, losses on stocks increased more than expected because the Group sold cross shareholdings in order to reduce stock market risks, while paying enough attention to the impact on the stock market in the sluggish market. As a result, the Group made material improvement of financial positions and almost achieved the target of restriction of cross shareholdings.
However, the increase in business profit was not enough to offset the credit costs and losses on stocks and other equity securities, and increased reserve due to the adoption of DCF methods and the Group posted net loss for the fiscal year ended March 31, 2003. As a result, the decision was made to suspend the common stock dividend for the year.
Through implementation of measures for improvement of financial positions, the resilience against risks of the Group has been enhanced. Along with the drastic measures being taken to improve the profitability, the Group will build a solid base for stable profitability.

3. Business Improvement Administrative Order

UFJ Holdings received business improvement administrative order from the Financial Services Agency on August 1, 2003. In response to the order, the Company is to keep working on the improvement of its profitability. The details of the administrative order are as follows:

(1) The details of the administrative order
Submission of an Improvement Plan which includes the measures for fundamental improvement of profitability to the Financial Services Agency by August 29, 2003
2.Steady implementation of the plan
3.Submission of a progress report for every quarter period within two months until the implementation of the aforementioned plan is recognized.

(2) The legal ground of the administrative order
Article 20(2) of Law relating to Emergency Measures for Early Revitalization of Financial Systems and Article 52-33(1) of Banking Law

(3) The cause of the administrative order
The earnings for the fiscal year 2002 were substantially below the target set in the Plan to Revitalize

Management of the Company, even considering the aggressive disposal of problem loans. That was found to be the case which requires some measures to ensure the implementation of the Plan under the Article 20(2) of Law relating to Emergency Measures for Early Revitalization of Financial Systems.

The specific plans, countermeasures and financial targets of the Group will be disclosed in the Plan to Revitalize Management which will be submitted hereafter.

UFJ Holdings

(Supplementary Data)

Table 1-1 Financial Projection Summary (Non-consolidated)

1. Balance Sheets (Amounts of assets and liabilities are averages of periodic balances and of capital accounts are balances at end of period.)

(Billions of yen)

	Fiscal Year 3/2002 (Actual)	Fiscal Year 3/2003 (Plan)	Fiscal Year 3/2003 (Actual)
Total assets	4,212.6	4,212.6	4,292.1
Loans and bills discounted	91.7	91.7	91.7
Securities	4,116.8	4,116.8	4,191.8
Total liabilities	322.3	322.3	342.7
Total stockholders' equity	3,957.3	3,957.5	3,946.2
Capital stock	1,000.0	1,000.0	1,000.0
Capital surplus	1,882.9	1,882.9	1,882.9
Other capital surplus	1,000.0	1,000.0	1,001.7
Legal surplus	-	-	0.0
Retained earnings	74.6	74.6	62.8
Net unrealized gain(loss) on available-for-sale securities, net of taxes	-	-	(0.8)
Treasury stock	(0.2)	-	(0.4)

2. Income Statements

	Fiscal Year 3/2002 (Actual)	Fiscal Year 3/2003 (Plan)	Fiscal Year 3/2003 (Actual)
Ordinary Profit	75.1	23.5	11.9
Dividends received	73.9	23.5	11.1
Operating expenses	6.3	12.1	3.1
Personnel expenses	2.8	6.8	1.1
Non-personnel expenses	3.2	4.8	1.9
Extraordinary profits	-	-	0.0
Extraordinary loss	-	-	-
Income before income taxes	75.1	23.5	11.9
Provision for income taxes	0.6	0.0	0.3
Income taxes (deferred)	(0.1)	0.0	0.0
Net Income	74.6	23.5	11.5

3. Dividends

(Billions of yen; yen; %)

	Fiscal Year 3/2002 (Actual)	Fiscal Year 3/2003 (Plan)	Fiscal Year 3/2003 (Actual)
Profit distributable as dividends	1,074.3	1,074.6	1,063.2
Cash dividends	15.6	-	14.6
Dividend for common stock	-	-	-
Dividend for preferred share <public fund>	11.1	-	11.1
Dividend for preferred share <others>	4.4	-	3.4
Dividend per common stock	0.0	-	0.0
Dividend per preferred share	cf. P9	-	cf. P9
Dividend rate (preferred shares <public fund>)	0.80	-	0.80
Dividend rate (preferred shares <others>)	1.93	-	2.95
Dividend payout ratio	20.97	-	127.11

4. Management Indicators

(%)

	Fiscal Year 3/2002 (Actual)	Fiscal Year 3/2003 (Plan)	Fiscal Year 3/2003 (Actual)
Return on equity (net income / stockholders' equity)	1.89	0.59	0.29
Return on assets (net income / total assets*)	1.77	0.56	0.26

* *Average balance*

2. Dividends per preferred share

Fiscal Year 3/2002

	Dividends per share (Yen)	Total amount (Millions of yen)
Class I Preferred Share	37,500	658
Class II Preferred Share	15,900	3,180
Class III Preferred Share	68,750	3,378
Class IV Preferred Share	18,600	2,790
Class V Preferred Share	19,400	2,910
Class VI Preferred Share	5,300	424
Class VII Preferred Share	11,500	2,300
Total		15,641

Six Months 9/2002 (Yen, Millions of yen)

	Dividends per share (Yen)	Total amount (Millions of yen)
Class I Preferred Share	18,750	325
Class II Preferred Share	7,950	1,590
Class III Preferred Share	34,375	1,675
Class IV Preferred Share	9,300	1,395
Class V Preferred Share	9,700	1,455
Class VI Preferred Share	2,650	49
Class VII Preferred Share	5,750	1,150
Total		7,640

Fiscal Year 3/2003

	Dividends per share (Yen)	Total amount (Millions of yen)
Class I Preferred Share	18,750	263
Class II Preferred Share	7,950	1,590
Class III Preferred Share	34,375	1,151
Class IV Preferred Share	9,300	1,395
Class V Preferred Share	9,700	1,455
Class VI Preferred Share	2,650	23
Class VII Preferred Share	5,750	1,150
Total		7,028

Table 1-2 Financial Projection Summary (Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

1. Balance Sheets (Average Balances except Stockholders' Equity) (Billions of yen)

	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Plan *(Note 1)*	Fiscal Year 3/2003 Actual	
				UFJ Bank & UFJ Trust	UFJ Bank, UFJ Trust, UFJSP & UFJEI
Total assets	90,654.7	90,986.5	82,430.0	78,280.1	-
Loans and bills discounted	52,259.8	49,351.9	54,280.0	42,822.1	-
Securities	18,776.5	19,954.7	11,490.0	19,040.9	-
Trading assets	3,429.5	4,217.9	2,560.0	3,301.1	-
Deferred tax assets (at the end of period)	1,060.0	1,457.5	650.0	1,471.2	-
Total liabilities	86,250.1	86,861.6	77,760.0	75,511.8	-
Deposits (including NCDs)	59,997.2	59,549.1	58,970.0	55,464.5	-
Bonds	-	-	-	-	-
Trading liabilities	2,206.7	2,368.8	1,750.0	1,982.0	-
Deferred tax liabilities (at the end of period)	-	-	-	-	-
Deferred tax liabilities related to revaluation reserve for land (at the end of period)	128.6	76.2	78.4	75.0	-
Total stockholders' equity (at the end of period)	4,123.9	2,826.6	2,855.2	2,072.5	2,062.2
Capital stock	1,847.2	1,124.1	1,124.1	1,124.1	1,124.1
Capital surplus	1,636.4	1,098.2	983.9	983.8	983.8
Other capital surplus	-	445.0	445.0	445.0	445.0
Legal surplus	206.6	23.7	23.7	23.7	23.7
Retained earnings	229.2	(49.9)	160.9	(565.0)	(566.1)
Revaluation reserve for land, net of taxes	204.3	117.6	117.6	108.2	108.2
Net unrealized gains (loss) on available-for-sale securities, net of taxes	-	67.9	-	(47.3)	(56.5)
Treasury stock	0.0	-	-	-	-

2. Income Statements (Billions of yen)

	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Actual *(Note 1)*	Fiscal Year 3/ 2003 Plan *(Note 2)*	Fiscal Year 3/2003 Actual	
				UFJ Bank & UFJ Trust	UFJ Bank, UFJ Trust, UFJSP & UFJEI
Gross operating profit (before write-off)	1,276.5	1,362.9	1,239.2	1,371.4	1,371.5
Trust fees (before write-off)	95.9	113.4	91.0	77.4	77.4
Interest income	1,676.6	1,481.7	810.0	1,063.5	1,063.6
Interest expenses	796.8	546.4		272.2	272.2
Fees and commissions	169.9	165.0	155.0	167.2	167.2
Trading revenue	13.4	49.7	140.5	97.9	97.9
Other operating income	117.4	99.4	42.7	237.4	237.4
Bonds related income	49.1	59.2	38.4	196.9	196.9
Business profit before net transfer to general reserve	621.3	710.0	610.0	778.8	778.9
Business profit	408.9	603.0	610.0	526.8	526.9
Less: Net transfer to general reserve	212.4	107.0	-	252.0	252.0
Operating expenses	655.1	652.8	629.2	592.5	592.5
Personnel expenses *(Note 2)*	273.0	255.2	240.9	223.1	223.1
Non-personnel expenses *(Note 2)*	346.6	360.6	357.4	339.9	339.9
Credit costs *(Note 3)*	958.0	1,826.9	480.0	583.3	583.3
Gains (Losses) on stocks and other equity securities	374.0	(222.4)	100.0	(617.7)	(617.7)
Revaluation losses	46.8	465.3	-	191.5	191.5
Ordinary profit (Keijo Rieki)	(267.0)	(1,539.0)	140.0	(698.2)	(699.7)
Extraordinary profit	71.6	96.7	29.8	120.1	120.5
Extraordinary loss	78.4	123.5	49.8	59.0	59.0
Income taxes (current)	17.9	0.7	0.0	1.2	1.2
Income taxes (deferred)	(71.6)	(420.1)		(13.8)	(13.8)
Net income (loss)	(220.1)	(1,146.4)	120.0	(624.5)	(625.6)

3. Dividends

(Billions of yen; yen; %)

	Fiscal Year 3/2001 Actual	Fiscal Year 3/2002 Actual	Fiscal Year 3/2003 Plan *(Note 1)*	Fiscal Year 3/2003 Actual	
				UFJ Bank & UFJ Trust	UFJ Bank, UFJ Trust, UFJSP & UFJEI
Profit distributable as dividends	184.8	507.3	603.8	0.0	0.0
Cash dividends	37.2		27.7		
Dividend for common stock	20.3				
Dividend for preferred share <public fund>	11.1				
Dividend for preferred share <others>	5.7				
Dividend per common stock	430.0		250.0		
Dividend rate per preferred share (public fund portion)	0.8		0.8		
Dividend rate per preferred share (portion other than public funds)	1.7		1.7		
Dividend payout ratio	-		23.1		

4. Management Indicators *(note 4)*

(%)

	Fiscal Year 3/2001 Actual	Fiscal Year 3/2002 Actual	Fiscal Year 3/2003 Plan *(Note 1)*	Fiscal Year 3/2003 Actual	
				UFJ Bank & UFJ Trust	UFJ Bank, UFJ Trust, UFJSP & UFJEI
Yield on interest -earning assets (A)	2.19	1.94	3.98	1.61	
Loans and bills discounted (B)	2.21	1.93	3.33	1.87	
Securities	1.51	1.56	1.94	0.98	
Yield on interest-bearing liabilities (C)	1.85	1.50	3.42	1.18	
Deposiots and others (including NCDs) (D)	0.86	0.50	1.34	0.18	
Expense ratio (E)	0.93	0.94	0.91	0.93	
Personnel expense ratio	0.38	0.36	0.35	0.34	
Non-personnel expense ratio	0.50	0.52	0.52	0.54	
Profit margin of funds (A) - (C)	0.33	0.44	0.56	0.42	
Profit margin between loans and deposits (B) - (D) - (E)	0.42	0.48	1.08	0.74	
Non interest income ratio	31.08	31.37	25.52	42.30	
OHR(operating expenses/gross operating profit)	-	47.90	-	43.20	
Return on equity (business profit / stockholders' equity*)*(Note 5)*	14.58	20.43	21.47	32.03	31.97
Return on assets (business profit / total assets*)	0.68	0.78	0.74	0.99	-
Adjusted core return on assets	-	0.68	-	-	0.76

**Average Balance*

Notes:

1. *Modified based on new restructuring plan, announced on April 2002*
2. *No adjustment for personnel and non-personnel expenses through occurrence of entrustment expenses to holding company*
3. *Trust account loss indemnified caused by loans written-off has not been included since FY 3/2002. Adusted credit costs for FY 3/2001 are Yen 931.4 billion.*
4. *From 'returns on funds' to 'net interest margin on deposits', the jointly operated designated money trust account and loans trust account are included. The expense ratio relates to funding business.*
5. *Changed the ratio for FY 3/2003 Plan from 16.55% on to 21.47% because of the recalculation based on actual figure of stockholder's equity at the end of FY 2003 instead of planned figure.*

Table 1-3 Earning Trends and Target of Trust Related Business

Jointly Operated Designated Money Trusts (Billions of yen)

	Fiscal Year 3/2001 Actual	Fiscal Year 3/2002 Actual	Fiscal Year 3/2003 Actual
Total assets	907.9	691.1	920.5
Loans and bills discounted	330.1	301.2	380.9
Securities	2.4	1.7	0.3
Others	575.2	388.1	539.2
Total liabilities	907.9	691.1	920.5
Principal amount	907.3	690.8	920.3
Others	0.5	0.2	0.1

(Billions of yen)

Loan Trusts	Fiscal Year 3/2001 Actual	Fiscal Year 3/2002 Actual	Fiscal Year 3/2003 Actual
Total assets	3,498.9	2,144.9	1,233.3
Loans and bills discounted	1,258.1	915.7	591.9
Securities	9.5	5.4	0.5
Others	2,231.2	1,223.8	640.7
Total liabilities	3,498.9	2,144.9	1,233.3
Principal amount	3,448.1	2,119.0	1,221.9
Others	50.8	25.9	11.4

Table 1-4 Financial Projection Summary (UFJ Holdings consolidated)

1. Balance Sheets (Balances at the end of the period) (Billions of yen)

	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Actual
Total assets	79,772.9	80,207.4
Loans and bills discounted	46,024.6	44,178.6
Securities	15,606.3	18,132.8
Trading assets	2,680.2	3,045.0
Deferred tax assets	1,458.2	1,522.6
Minority interests	587.4	843.3
Total liabilities	76,584.7	77,499.7
Deposits (including NCDs)	57,159.8	56,078.3
Bonds	-	-
Trading liabilities	1,743.4	1,965.3
Deferred tax liabilities	1.9	0.3
Deferred tax liabilities related to revaluation reserve for land	83.9	82.7
Total stockholders' equity	2,600.7	1,864.3
Capital stock	1,000.0	1,000.0
Capital surplus	1,266.6	1,233.7
Retained earnings	254.2	(359.3)
Revaluation reserve for land, net of taxes	130.6	121.7
Net unrealized gains (losses) on available-for-sale securities, net of taxes	60.1	(65.7)
Foreign currency translation adjustments	(37.8)	(64.1)
Treasury stock	(0.2)	(1.9)

2. Income Statements (Billions of yen)

	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Actual
Total income	3,070.8	2,400.5
Interest income	1,652.3	1,156.9
Trust fees	68.9	58.4
Fees and commissions income	315.3	361.0
Trading revenue	104.8	140.6
Other operating income	508.8	549.5
Other income	420.5	133.9
Total expenses	4,674.5	3,069.9
Interest expenses	607.7	288.5
Fees and commissions expenses	65.5	68.5
Trading expenses	-	0.4
Other operating expenses	373.6	314.4
General and administrative expenses	855.2	775.1
Other expenses	2,772.3	1,622.8
Loans written-off	600.9	274.0
Net transfer to loan loss reserves	834.9	401.7
Net transfer to general reserve	120.8	242.4
Net transfer to specific reserve	720.7	160.4
Ordinary profit (*keijo rieki*)	(1,603.7)	(669.3)
Extraordinary profit	92.6	120.0
Extraordinary losses	127.3	69.6
Income before income taxes and minority interests	(1,638.4)	(618.9)
Income taxes (current)	21.2	7.6
Income taxes (deferred)	(455.7)	(37.9)
Minority interests in net income	23.5	20.2
Net income (loss)	(1,227.4)	(608.9)

Table 2 BIS Capital Ratio

(Consolidated) (Billions of yen)

	Fiscal Year 3/2001 Actual	Fiscal Year 3/2002 Actual	Fiscal Year 3/2003 Forecast	Fiscal Year 3/2003 Actual
Capital stock	1,842.3	927.0	1,000.0	1,000.0
Common stocks *(Note 1)*	977.3		291.8	
Preferred shares (non-cumulative) *(Note 1)*	865.0		708.2	
Preferred securities	303.9	529.9	285.0	628.9
Capital surplus	1,636.4	1,266.6	2,482.4	1,233.7
Net unrealized gains (losses) on available-for-sale securities, net of taxes	-	-	-	(64.7)
Treasury stocks				(1.9)
Foreign currency transaction adjustments	(136.6)	(37.8)	(164.3)	(64.1)
Retained earnings	405.0	238.5	1,143.5	(367.6)
Others	50.7	33.0	49.6	196.3
Total of Tier I	4,101.9	2,957.3	4,796.2	2,560.4
deferred tax amount	*1,106.6*	*1,456.2*	-	*1,522.3*
Preferred shares (cumulative)	-	-	-	-
Preferred securities	-	-	-	-
Perpetual subordinated bonds	851.3	685.8	255.1	252.3
Perpetual subordinated loans	189.0	47.0	49.0	47.0
Unrealized profits on available-for-sale securities after 55% discount	-	50.5	-	-
Excess of Land Revaluation after 55% discount	149.8	96.6	185.0	92.0
Reserve for credit losses	681.5	640.6	440.5	579.1
Others	-	-	-	-
Total of Upper Tier II	1,871.7	1,520.7	929.6	970.4
Subordinated bonds with fixed maturity	805.8	969.6	804.5	690.5
Subordinated loans with fixed maturity	292.0	316.8	98.4	467.9
Others	-	-	-	-
Total of Lower Tier II	1,097.9	1,286.5	902.9	1,158.4
Total of Tier II	2,969.6	2,807.2	1,832.5	2,128.9
Tier III	-	-	-	-
Deduction	(144.2)	(103.9)	(61.0)	(72.1)
Total capital	6,927.3	5,660.6	6,567.7	4,617.3

(Billions of yen)

	Fiscal Year 3/2001 Actual	Fiscal Year 3/2002 Actual	Fiscal Year 3/2003 Forecast	Fiscal Year 3/2003 Actual
Risk-weighted assets	61,856.2	51,253.0	61,000.0	46,328.2
Balance sheet items	57,399.5	47,391.9	55,450.0	43,980.5
Off balance sheet items	3,795.5	3,317.7	5,000.0	1,879.9
Others *(Note 2)*	661.0	543.4	550.0	467.7

(%)

	Fiscal Year 3/2001 Actual	Fiscal Year 3/2002 Actual	Fiscal Year 3/2003 Forecast	Fiscal Year 3/2003 Actual
BIS risk adjusted capital ratio	11.19	11.04	10.76	9.96
Tier I ratio	6.63	5.77	7.86	5.52

Notes:

1. *Unavailable since the Company's capital stocks cannot be splited into each class of stocks*
2. *Amount when market risk amount divided by 8%*

Table 3 Business Profit by Business Unit

(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank) (Billions of yen)

	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Actual
Retail Banking (UFJ Bank)	7.4	30.5
Gross operating profit	247.3	260.1
G&A expenses	(240.0)	(229.6)
Corporate Banking (UFJ Bank)	217.9	258.3
Gross operating profit	445.1	476.7
G&A expenses	(227.2)	(218.4)
Global Banking & Trading (UFJ Bank)	107.5	120.0
Gross operating profit	175.8	178.2
G&A expenses	(68.3)	(58.3)
UFJ Trust Bank	120.5	102.0
Gross operating profit	207.7	183.1
G&A expenses	(87.2)	(81.0)
Asset Management	-	-
Gross operating profit	-	-
G&A expenses	-	-
Securities & Investment Banking	-	-
Gross operating profit	-	-
G&A expenses	-	-
Other Divisions	256.7	268.0
Total business profit (gyomu jun-eki)	710.0	778.8

(Consolidated)

	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Actual
Retail Banking (UFJ Bank)	19.1	46.4
Gross operating profit	343.5	358.3
G&A expenses	(324.5)	(311.9)
Corporate Banking (UFJ Bank)	218.5	252.9
Gross operating profit	452.4	478.3
G&A expenses	(233.9)	(225.3)
Global Banking & Trading (UFJ Bank)	154.9	141.4
Gross operating profit	291.9	228.8
G&A expenses	(137.0)	(87.4)
UFJ Trust Bank	120.3	102.0
Gross operating profit	212.1	186.6
G&A expenses	(91.8)	(84.5)
Asset Management	(1.7)	(1.3)
Gross operating profit	10.9	8.2
G&A expenses	(12.6)	(9.5)
Securities & Investment Banking	(1.1)	(0.5)
Gross operating profit	33.0	45.0
G&A expenses	(34.2)	(45.4)
Other Divisions	231.1	272.7
Total business profit (gyomu jun-eki)	741.1	813.6

Table 4 Restructuring Plans (Aggregate of UFJ Holdings, UFJ Bank and UFJ Trust Bank)

Number of Directors and Statutory Auditors, and Employees

	Fiscal Year 3/ 2001 Actual	Including UFJ Holdings*	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Forecast	Fiscal Year 3/ 2003 Actual
Number of directors and statutory auditors	28	36	29	32	24
Non full-time directors	5		8	9	10
Directors	16	20	19	22	18
Non full-time directors	-		6	7	6
Statutory auditors	12	16	10	10	6
Non full-time statutory auditors	5		2	2	4
Number of employees **	26,099	-	24,205	23,350	22,327

** Including directors and auditors who resigned in March 2001 and assigned as directors and auditors of UFJ Holdings, Inc. in April 2001*
After FY 2002, including directors and auditors of UFJ Holdings, Inc.

*** Total number of clerical staff and non-clerical personnel. Includes registered employees seconded to other companies.*
Excludes contract, part-time, and temporary employment agency workers.

Number of Domestic Branches and Overseas Bases

	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Forecast	Fiscal Year 3/ 2003 Actual
Head office and domestic branches*	531	517	406	406
Overseas bases**	29	19	19	17
(For reference) Overseas subsidiaries	23	17	15	14

* *The number excludes those specialized to maintain only designated accounts for transfers.*

** *Excluding agencies and representative offices*

Personnel Expenses

	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Forecast	Fiscal Year 3/ 2003 Actual
Personnel expenses (millions of yen)	273,007	255,278	240,900	223,116
Salaries and bonuses (millions of yen)	155,961	146,225	147,400	129,337
Average monthly salary (thousands of yen)	480	482	487	483

(Note) Average age is 37.5 years (as of March 31, 2003)

Remuneration and Bonuses for Directors and Statutory Auditors (millions of yen)

	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Forecast	Fiscal Year 3/ 2003 Actual
Total remuneration and bonuses	1,010	556	650	416
Remuneration	1,008	555	650	416
Bonuses	2	1	-	-
Average remuneration and bonuses (for full-time)	25	20	25	21
Average retirement allowance	84	44	52	35

(Note) Including portion of corporate auditors. Also, under directors' bonuses, record aggregate of amount from profit distribution and 'employee portion' for directors who are concurrently 'employee.'

Non-Personnel Expenses (millions of yen)

	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Forecast	Fiscal Year 3/ 2003 Actual
Non-personnel expenses* excluding integration costs *(Excluding one off expenses from integration)*	346,687	355,593	341,400	329,822
System related expenses	91,285	119,017	119,900	122,991
Other than system related expenses	255,402	236,576	221,500	206,831

* *Recorded on actual basis including leases*

Non-personnel expenses	346,687	360,667	357,400	339,922
One off expenses from integration	-	5,074	16,000	10,100

Table 5 Loans and Bills Discounted (Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

(Balance) (Billions of yen)

		FY 3/ 2002 Actual (A)	FY 3/ 2003 Forecast (B)	FY 3/ 2003 Actual (C)
Domestic Loans	including impact loans	43,283.4	42,654.4	41,664.3
	excluding impact loans	41,945.7	41,766.7	40,825.5
Loans to small- & mid-sized companies *(Note 1)*	including impact loans	19,618.0	19,495.0	18,646.9
	excluding impact loans	19,208.6	19,235.6	18,433.2
Loans guaranteed by credit guarantee associations		1,649.3	1,649.3	1,309.7
Loans to individuals (excluding loans to provide funds to run business)		9,231.3	9,531.3	9,844.2
Housing loans		7,565.8	8,165.8	8,342.8
Others		14,434.1	13,628.1	13,173.2
Overseas loans		3,090.8	3,090.8	2,099.2
Total		46,374.2	45,745.2	43,763.5

(Balances, excluding effects on table below) (Billions of yen)

		Fiscal Year 3/ 2002 Forecast (B-A+E)	Fiscal Year 3/ 2002 Actual (C-A+F)
Domestic Loans	including impact loans	(50.0)	803.0
	excluding impact loans	400.0	1,312.2
Loans to small- & mid-sized companies *(Note 1)*	including impact loans	250.0	214.7
	excluding impact loans	400.0	410.4

Note:

1. Loans to small- & mid-sized companies are those with capital of Yen 300 million or under (Yen 100 million for wholesalers, Yen 50 million for retailers, restaurants, service businesses), or those with 300 employees or less (100 employees for wholesalers and service businesses, 50 employees for retailers, restaurants)
[Includes loans for business purposes for individuals]

(Billions of yen)

	Fiscal Year 3/ 2003 Forecast (E)	Loans to small & mid-sized companies	Fiscal Year 3/ 2003 Actual (F)	Loans to small & mid-sized companies
Loans written-off *(Note 1)*	156.0	66.0	1,019.3	107.0
Loss on sales of loans to CCPC *(Note 2)*	15.0	15.0	55.8	55.6
Loans securitized *(Note 3)*	0.0	0.0	14.1	152.4
Partial direct written off *(Note 4)*	308.0	212.0	435.1	284.0
Loss on sales of assets to RCC *(Note 5)*	25.0	20.0	65.6	54.1
Bulk sales, etc *(Note 6)*	75.0	60.0	344.1	258.9
Others *(Note 7)*	0.0	0.0	498.4	273.8
Total	579.0	373.0	2,432.4	1,185.8

Notes:

1. Direct write-offs non-taxable.
2. Amount of final disposal relateing to loans sold to the Cooperative Credit Purchasing Company, Limited
3. Mainly securitization of normal loans
4. Partial direct write-offs implemented during this fiscal year
5. Amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System
6. Losses concurrent with bulk sales of loans and other credit costs
7. Amount of credit granting like subscription of private placement
8. Figures are cited from the Progress Report for the fiscal year ended March 2001.

Table 6 Loan Classification under the Financial Revitalization Law

Banking account (Billions of yen)

	3/2002		3/2003	
	(Non-consol.)*	(Consol.)	(Non-consol.)**	(Consol.)
Bankrupt and quasi-bankrupt	592.0	673.9	400.8	487.1
Doubtful	2,831.4	2,945.8	1,192.6	1,247.9
Sub-standard	2,922.4	2,976.2	2,491.3	2,554.8
Sub-total	6,345.9	6,596.0	4,084.7	4,290.0
Normal	43,434.8	43,466.3	42,940.1	42,987.6
Total	49,780.8	50,062.3	47,024.9	47,277.6

Trust account (Billions of yen)

	3/2002		3/2003	
	(Non-consol.)	(Consol.)	(Non-consol.)	(Consol.)
Bankrupt and quasi-bankrupt	35.8	35.8	18.7	18.7
Doubtful	37.1	37.1	15.3	15.3
Sub-standard	63.2	63.2	44.6	44.6
Sub-total	136.2	136.2	78.7	78.7
Normal	1,080.7	1,080.7	894.1	894.1
Total	1,217.0	1,217.0	972.9	972.9

Reserves (Billions of yen)

	3/2002		3/2003	
	(Non-consol.)*	(Consol.)	(Non-consol.)**	(Consol.)
General reserve	741.8	791.2	993.9	1,040.7
Specific reserve	755.3	874.7	532.1	629.9
Specific reserve for loans to refinancing countries	5.9	5.2	4.4	3.6
Total loan loss reserve	1,503.2	1,671.2	1,530.5	1,674.3
Reserve for contingent liabilities related to loans sold	49.4	56.7	13.6	18.8
Reserve for supporting specific borrowers	614.1	579.1	-	-
Sub-total	2,166.7	2,307.1	1,544.1	1,693.1
Special reserve for Loan Trust	14.0	14.0	6.9	6.9
Reserve for possible impairment of principal	-	-	-	-
Sub-total	14.0	14.0	6.9	6.9
Total	2,180.8	2,321.2	1,551.0	1,700.1

Note: * *Non-consolidated figures are simple aggregate of UFJ Bank and UFJ Trust Bank.*
** *Non-consolidated figures are simple aggregate of UFJ Bank, UFJ Trust Bank and UFJSP.*

Table 7 Risk Monitored Loans

Banking account (Billions of yen; %)

	3/ 2002 * (Non-consol.)	3/ 2002 (Consol.)	3/ 2003 ** (Non-consol.)	3/ 2003 (Consol.)
Loans to bankrupt companies (A)	133.6	147.2	122.4	135.4
Other delinquent loans (B)	3,131.7	3,307.5	1,468.3	1,583.8
Loans past due 3 months or more (C)	79.2	82.9	61.5	67.8
Restructured loans (D)	2,843.2	2,893.2	2,429.7	2,487.0
Loans with concessionary reduction of interest	98.4	98.4	28.5	28.5
Loans with concessionary rescheduling of interest payment	3.0	3.0	2.4	2.4
Loans with concessionary support to borrowers	238.5	238.5	189.7	189.7
Loans with concessionary rescheduling of principal repayment	2,503.0	2,503.0	2,209.0	2,209.0
Others	0.2	50.2	0.0	57.2
Total (E) = (A) + (B) + (C) + (D)	6,187.8	6,431.0	4,082.1	4,274.2
Partial direct write-offs	(1,517.1)	(1,665.6)	(1,150.2)	(1,313.8)
Ratio : (E) / total loans	13.7%	14.0%	9.5%	9.7%

Trust account (Billions of yen; %)

	3/ 2002 (Non-consol.)	3/ 2002 (Consol.)	3/ 2003 (Non-consol.)	3/ 2003 (Consol.)
Loans to bankrupt companies (A)	14.9	14.9	11.6	11.6
Other delinquent loans (B)	59.9	59.9	23.3	23.3
Loans past due 3 months or more (C)	2.0	2.0	1.4	1.4
Restructured loans (D)	59.3	59.3	42.2	42.2
Loans with concessionary reduction of interest	2.9	2.9	3.2	3.2
Loans with concessionary rescheduling of interest payment	0.1	0.1	0.0	0.0
Loans with concessionary support to borrowers	0.0	0.0	0.0	0.0
Loans with concessionary rescheduling of principal repayment	56.2	56.2	39.0	39.0
Others	0.0	0.0	0.0	0.0
Total (E) = (A) + (B) + (C) + (D)	136.2	136.2	78.7	78.7
Partial direct write-offs	(8.9)	(8.9)	(6.8)	(6.8)
Ratio : (E) / total loans	11.2%	11.2%	8.1%	8.1%

Note:

** Non-consolidated figures are simple aggregate of UFJ Bank and UFJ Trust Bank.*

*** Non-consolidated figures are simple aggregate of UFJ Bank, UFJ Trust Bank and UFJSP.*

Table 8 Credit Related Expenses

(Combined non-consolidated figures of UFJ Bank, UFJ Trust Bank, UFJSP and UFJEI) (Billions of yen)

	FY 3/ 2002 Actual	FY 3/ 2003 Actual
Credit costs (A)	1,826.9	573.0
Banking account	1,782.6	554.2
Net transfer to specific reserve	673.8	138.1
Loans written-off and others (C)	698.0	425.1
Loans written-off	572.4	250.3
Loss on sales of loans to CCPC	16.2	6.4
Loss on sales of assets to RCC	-	-
Loss on sales of other loans	9.1	30.7
Loss on supporting specific customers	100.1	137.5
Transfer to reserve for contingent liabilities related to loans sold	14.4	2.3
Transfer to reserve for possible losses on support of specific borrowers	402.7	(10.3)
Transfer to specific reserve for loans to refinancing countries	(6.3)	(1.0)
Others (D) (Notes 2)	-	-
Trust account	44.2	18.7
Loans written-off and others (E)	44.2	18.7
Loans written-off	41.3	13.5
Loss on sales of loans to CCPC	2.9	4.4
Loss on sales of assets to RCC	-	-
Loss on sales of other loans	-	0.7
Net transfer to general reserve (B)	107.0	252.0
Total (A) + (B)	1,934.0	825.1
<For reference>		
Direct write-offs through reversal of loan loss reserve (F)	273.6	899.1
Gross direct write-offs (C) + (D) + (E) + (F)	1,016.0	1,443.0

Notes. 1 Because Reversal from Reserve for Losses for Supports of Specific Borrowers is posted on Extraordinary Profits, the figure of Credit Costs on Table 8 is smaller than that of Table 1-2 by Yen 10.3 billion.
2 Trust account loss indemnified caused by loans written-off has not been included since FY 3/2002.

(Consolidated) (Billions of yen)

	FY 3/ 2002 Actual	FY 3/ 2003 Actual
Credit costs (A)	1,954.4	641.5
Banking account	1,910.2	622.7
Net transfer to specific reserve	720.7	160.4
Loans written-off and others (C)	757.7	470.4
Loans written-off	600.9	274.0
Loss on sales of loans to CCPC	16.2	6.6
Loss on sales of assets to RCC	0.0	-
Loss on sales of other loans	40.3	52.1
Loss on supporting specific customers	100.1	137.5
Transfer to reserve for contingent liabilities related to loans sold	13.9	3.2
Transfer to reserve for possible losses on support of specific borrowers	424.5	(10.3)
Transfer to specific reserve for loans to refinancing countries	(6.7)	(1.0)
Others (D) (Notes 2)	-	-
Trust account	44.2	18.7
Loans written-off and others (E)	44.2	18.7
Loans written-off	41.3	13.5
Loss on sales of loans to CCPC	2.9	4.4
Loss on sales of assets to RCC	-	-
Loss on sales of other loans	-	0.7
Net transfer to general reserve (B)	120.8	242.4
Total (A) + (B)	2,075.3	883.9
<For reference>		
Direct write-offs through reversal of loan loss reserve (F)	332.3	1,021.1
Gross direct write-offs (C) + (D) + (E) + (F)	1,134.3	1,510.3

Note: 1 Trust account loss indemnified caused by loans written-off has not been included since FY 3/2002.

Table 9 Bankruptcies During Fiscal Year Ended March 31, 2003
(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

(Billions of yen)

	Internal credit rating as of one year prior to bankruptcy *(Note 3)*		Internal credit rating as of half year prior to bankruptcy *(Note 4)*	
	Number of Bankruptcies *(Note 1)*	Amount (Billions of Yen)	Number of Bankruptcies *(Note 1)*	Amount (Billions of Yen)
<1>	0	0.0	0	0.0
<2>	0	0.0	0	0.0
<3>	1	1.1	1	1.1
<4>	4	0.3	2	0.1
<5>	13	3.7	8	2.5
<6>	31	32.7	15	7.7
<7>	50	22.1	38	18.8
<8>	117	151.9	115	106.3
<9>	103	65.3	122	135.1
<10>	14	176.0	26	180.2
No rating *(Note 2)*	50	7.4	56	8.8
Total	383	460.9	383	460.9

Notes:
1. Excluding cases less than 50 million yen in amount.
2. Including (1) individuals and (2) companies to which the internal credit rating criteria does not apply.
3. Bunkruptcies during 1st half of FY 2002: Credit rating as of Setp. 30, 2001
Bunkruptcies during 2nd half of FY 2002: Credit rating as of Mar.31, 2002
4. Bunkruptcies during 1st half of FY 2002: Credit rating as of Mar.31, 2002
Bunkruptcies during 2nd half of FY 2002: Credit rating as of Sept.30 2002

<For reference>
Loan Classification under the Financial Revitalization Law
(simple aggregate of UFJ Bank, UFJ Trust Bank and UFJSP)

(Billions of yen)

	Mar. 31 2003 Actual
Bankrupt and quasi-bankrupt	419.5
Doubtful	1,208.0
Sub-standard	2,535.9
Normal	43,834.3
Total	47,997.8

Table 10 Unrealized Profits and Losses on Securities
(Combined non-consolidated figures of UFJ Bank, UFJ Trust Bank, UFJSP and UFJEI)

(Securities) (Billions of yen)

	Mar. 31, 2003			
	Cost or Market Value	Unrealized Profit/ Loss		
		Net	Profit	Loss
Held-to-Maturity Securities	-	-	-	-
Bonds	-	-	-	-
Stock	-	-	-	-
Others	-	-	-	-
Money held in trust	-	-	-	-
Subsidiaries Securities	271.8	(47.8)	-	47.8
Bonds	-	-	-	-
Stock	246.5	(45.7)	-	45.7
Others	25.3	(2.0)	-	2.0
Money Held in Trust	-	-	-	-
Available-for-sale Securities	15,932.2	(24.5)	341.1	365.6
Bonds	10,806.3	150.9	154.1	3.1
Stock	2,393.9	(183.1)	137.6	320.7
Others	2,731.9	7.6	49.3	41.6
Money held in trust	-	-	-	-

(Others) (Billions of yen)

	Book value	Market value	Unrealized profit/ loss		
			Net	Profit	Loss
Commercial-use premises	290.8	202.1	(88.6)	-	-
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

Table 11 Unrealized Pfrofit and Losses on Securities (Consolidated)

(Securities) (Billions of yen)

	Mar. 31, 2003			
	Cost or Market Value	Unrealized Profit/ Loss		
		Net	Profit	Loss
Held-to-Maturity Securities	37.4	1.0	1.1	0.0
Bonds	0.0	0.0	0.0	-
Stock	-	-	-	-
Others	37.4	1.0	1.1	0.0
Money Held in Trust	-	-	-	-
Subsidiaries Securities	46.7	16.4	19.6	3.1
Bonds	-	-	-	-
Stock	28.1	11.4	11.6	0.2
Others	18.5	5.0	7.9	2.8
Money Held in Trust	-	-	-	-
Available-for-sale Securities	16,489.2	(22.4)	349.9	372.4
Bonds	11,001.0	152.8	156.3	3.4
Stock	2,420.7	(182.0)	142.4	324.4
Others	3,067.4	6.7	51.1	44.4
Money Held in Trust	-	-	-	-

(Others) (Billions of yen)

	Book value	Market value	Unrealized profit/ loss		
			Net	Profit	Loss
Commercial-use premises	290.8	202.1	(88.6)	-	-
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

Table 12 Off Balance Sheet Transactions (Consolidated)

(Billions of yen)

	Contract Amount/ Notional Principal Amount		Credit Risk Equivalent Amount	
	Mar. 31 2002	Mar. 31 2003	Mar. 31 2002	Mar. 31 2003
Financial futures	159,836.7	202,999.2	-	-
Interest rate swaps	177,062.7	166,630,6	2,970.0	3,320,5
Currency swaps	6,407.2	5,527.0	431.4	334.5
Foreign exchange futures	12,120,8	10,543,1	333,4	197.1
Interest rate options bought	11,894.3	16,330.5	78.9	97.2
Currency options bought	1,769.7	2,944.5	56.9	93.3
Other derivative instruments	23,839.8	22,786.2	41.3	35.8
Effect of netting	-	-	(2,435.1)	(2,518.0)
Total	392,851.4	427,761,4	1,477.0	1,580.5

<Based on the BIS standard and exchange transactions and contracts within 2 weeks are included.>

Table 13 Credit Composition (as of March 31, 2003)
(Combined figures of UFJ Bank, UFJ Trust Bank and UFJSP)

(Billions of yen)

	Counterparties rates at equivalent to BBB/Baa or higher	Counterparties rates at equivalent to BB/Ba or lower	Others	Total
Credit risk exposure equivalent*	810.9	485.5	21.4	1,317.8
Credit cost	0.1	3.5	0.4	4.0
Credit risk amount	0.9	8.1	0.7	9.9

**Calculated using the current method based on BIS capital standards*